United States securities and exchange commission logo





                             April 29, 2022

       Harry Vafias
       Chief Executive Officer and Director
       Imperial Petroleum Inc.
       331 Kifissias Avenue
       Erithrea 14561
       Athens, Greece

                                                        Re: Imperial Petroleum
Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 21,
2022
                                                            CIK No. 0001876581

       Dear Mr. Vafias:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Irene Barberena-
       Meissner, Staff Attorney, at (202) 551-6548 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Finn Murphy, Esq.